UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD. (Translation of registrant’s name into English)
Gilboa Street, Airport City Ben Gurion Airport 7019900, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Yes ☐    No ☒

EXPLANATORY NOTE

SodaStream International Ltd. (the “Company”) hereby announces that, at the special general meeting of shareholders held on March 13, 2017 (the “Meeting”), the shareholders of the Company approved the Company’s compensation policy for its office holders in accordance with the provisions of the Israeli Companies Law, 5759-1999 (as described in Proposal 1 in the Company’s proxy statement relating to the Meeting).

The proposed grants of options to certain of the Company’s non-employee directors (as described in Proposals 2, 3 and 4 in the Company’s proxy statement relating to the Meeting) were not approved.

9,222,420 ordinary shares, representing approximately 43.1% of the issued and outstanding ordinary shares as of the record date, were present in person or represented by proxy at the Meeting.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299), August 16, 2013 (Registration No. 333-190655), April 30, 2014 (Registration No. 333-195578) and December 31, 2015 (Registration No. 333-208811).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.
(Registrant)

Date: March 14, 2017	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	Head of Legal Department